Andrew Seaberg
215-988-3328
andrew.seaberg@faegredrinker.com

October 22, 2021

VIA EDGAR

Ms. Samantha Brutlag
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Trust for Credit Unions (“Registrant”)
Post-Effective Amendment No. 63
(File Nos. 33-18781 and 811-05407)

Dear Ms. Brutlag:

The following responds to the comments we received from you on October 1, 2021, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the "Post-Effective Amendment").  The Post-Effective Amendment was filed pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended, to register two additional series of the Registrant, the Enhanced Income Intermediate Credit Portfolio and the Enhanced Income Credit Plus Equity Portfolio (the “New Portfolios,” each, a “New Portfolio”).  Our responses follow your comments.

Comments Related to Summary Sections of Prospectus

1. Comment:   Provide ticker symbols for the two Funds to confirm there is no issue.

Response:  The proposed ticker symbols are TCUGX for Investors Class shares of the Enhanced Income Intermediate Duration Credit Portfolio and TCUHX for Investors Class shares of the Enhanced Income Credit Plus Equity Portfolio.

2. Comment:  With respect to the name, the use of the word “intermediate” applies a weighted maturity strategy.  Please either add the word “duration” to the name of the portfolio or change to a weighted maturity strategy.

Response:  The Registrant will revise the name of the Portfolio to read “Enhanced Income Intermediate Duration Credit Portfolio.”

Ms. Samantha Brutlag

October 22, 2021

3. Comment: If the Portfolio uses duration, please explain the nature of duration in the Portfolio’s investment strategy and include an example. Suggested wording:  Duration is a measure of the price sensitivity of a debt security or a portfolio of debt securities to a change in interest rate.  For instance, a duration of 3 means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.

 Response: The Registrant will make the requested revision to the disclosure.

4. Comment: Please provide the month of inception for the portfolio managers once known.

 Response: The Registrant will include disclosure responsive to this comment.

5. Comment: The prospectus states “Sector allocation and duration management are key drivers in the fixed income performance equation.  The Portfolio will be subject to ongoing review and will be rebalanced regularly, when an allocation exceeds its target range by more than 10%.” Please consider explaining how the Adviser uses sector allocation to analyze investments.

 Response: The Registrant will revise the related disclosure.

6. Comment: Confirm to the staff that the first few risks are in risk-adjusted order and that the remainder are alphabetical.

 Response: The Registrant confirms.

7. Comment: Please bold the references to Appendix A to give it greater prominence.

 Response: The Registrant will make the requested change.

8. Comment: The chart on page 16 shows the risks broken down by Portfolio.  For the risks on Appendix A, please add which risks apply to which Portfolio.

 Response: The Registrant will make the requested change.

9. Comment: With respect to risks of Mortgage-Related Investments, please specify which Portfolio(s), this risk applies to.

 Response: The Registrant will add disclosure responsive to this comment.

10. Comment: On page 30, please confirm whether the investment techniques listed are contained in the chart on page 16.

 Response: The Registrant confirms.

Ms. Samantha Brutlag

October 22, 2021

Comments Related to Statements of Additional Information (“SAI”)

11. Comment:  Please specify which Portfolio(s) are covered by the fundamental investment restrictions.

Response:  The Registrant will clarify that the Trust adopted the fundamental policies with respect to the New Portfolios.

12. Comment: Confirm the New Portfolios will not act as underwriter under their fundamental investment restrictions.

 Response:  The Registrant confirms that this will be included in the Portfolios’ fundamental investment restrictions.

We thank you for your assistance.  If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328, or in my absence, Michael Malloy at 215-988-2978.

Sincerely,

/s/ Andrew Seaberg
Andrew Seaberg

Enclosures
cc:      Mr. Jay Johnson
Dan Dawson, Esq.
Michael P. Malloy, Esq.

Faegre Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996

October 22, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Trust for Credit Unions (“Registrant”)/Post-Effective Amendment No. 63 to the Registration Statement on Form N-1A
(1933 Act Registration No. 33-18781) (1940 Act Registration No. 811-05407)

Ladies and Gentlemen:

Attached is a letter responding to the staff’s comments on Post-Effective Amendment No. 63 to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).

Very truly yours,

Trust for Credit Unions

By:         /s/ Andrew Seaberg
Andrew Seaberg